CUSIP No.     636518  10  2                                 Page 1 of _5_ Pages
         --------------------------------------



            OMB APPROVAL
OMB Number:                3235-0145
Expires:           December 31, 1997
Estimated average burden
hours per response.............14.90

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                              (Amendment No. ONE )*


                        NATIONAL INSTRUMENTS CORPORATION
--------------------------------------------------------------------------------

                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                   636518 10 2
--------------------------------------------------------------------------------

                                 (CUSIP Number)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






SEC 1745 (2-95)

                                                            Page 1 of _5_ Pages

0280544.01

CUSIP No.     636518  10  2                                 Page 2 of _5_ Pages
         --------------------------------------



CUSIP No.  636518  10  2              13G                  Page 2 of _5_ Pages


    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            JAMES J. TRUCHARD

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)   |_|
            (b)   |_|
    3       SEC USE ONLY


    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
                                5      SOLE VOTING POWER

         NUMBER OF                     6,050,716
           SHARES
        BENEFICIALLY
       OWNED BY EACH
         REPORTING
        PERSON WITH
                   6         SHARED VOTING POWER
                             -0-

                   7         SOLE DISPOSITIVE POWER
                             6,050,716

                   8         SHARED DISPOSITIVE POWER
                             -0-

    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,050,716

    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*


    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            28.0%

    12      TYPE OF REPORTING PERSON*
            IN


                       *SEE INSTRUCTION BEFORE FILLING OUT


0280544.01

CUSIP No.     636518  10  2                                 Page 3 of _5_ Pages
         --------------------------------------


Item 1.
  (a)  Name of Issuer       NATIONAL  INSTRUMENTS  CORPORATION

  (b)  Address of Issuer's Principal Executive Offices
                            6504 Bridge Point Parkway, Austin, TX 78730-5039
Item 2.
  (a)  Name of Person Filing JAMES J. TRUCHARD

  (b)  Address of Principal Business Office or, if none, Residence
                             6504 Bridge Point Parkway, Austin, TX  78730-5039
  (c)  Citizenship
                             USA
  (d)  Title of Class of Securities
                             COMMON STOCK
  (e)  CUSIP Number
                             636518  10  2
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person is a:
  (a) |_| Broker or Dealer registered under Section 15 of the Ac
  (b) |_| Bank as defined in section 3(a)(6) of the Act
  (c) |_| Insurance  Company as defined in section  3(a)(19)  of the Act
  (d) |_| Investment Company registered under section 8 of the Investment Company Act
  (e) |_| Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
  (f) |_| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund, see ss.240.13d-1(b)(1)(ii)(F)
  (g) |_| Parent Holding Company, in accordance with ss.240.13d-1(b)(ii)(G) (Note: See Item 7)
  (h) |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership
  (a)  Amount Beneficially Owned                                    6,050,716*

  (b)  Percent of Class                                                  28.0%

  (c)  Number of shares as to which such person has:

     (i) sole power to vote or to direct the vote                   6,050,716*
    (ii) shared power to vote or to direct the vote             Not Applicable
   (iii) sole power to dispose or direct the disposition of         6,050,716*
    (iv) shared power to dispose or direct the disposition of    Not Applicable

*Includes 540,000 shares held in trust for the benefit of Dr. Truchard for which he is trustee.


0280544.01

CUSIP No.     636518  10  2                                 Page 4 of _5_ Pages
         --------------------------------------



Item 5.  Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following |_|.
                  NOT APPLICABLE

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
                  NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                  NOT APPLICABLE

Item 8.  Identification and Classification of Members of the Group
                  NOT APPLICABLE

Item 9.  Notice of Dissolution of Group
                  NOT APPLICABLE

0280544.01

CUSIP No.     636518  10  2                                 Page 5 of _5_ Pages
         -------------------------------------

Item 10.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                           SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                           Date  Feb. 13, 1997


                           /s/ JAMES J. TRUCHARD
                           Signature


                           James J. Truchard/President
                           Name/Title


0280544.01